UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MusclePharm Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Fund Series Fund MP-18, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 245.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	SCHEDULE 13D	Page 2 of 13

1.	NAMES OF REPORTING PERSONS White Winston Select Asset Fund Series Fund MP-18, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,021,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,021,529
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class based on 34,348,891 shares of common stock, $0.001 par value per share (“Common Stock”), of MusclePharm Corporation (the “Issuer”) issued and outstanding as of May 10, 2022, as reported in the Issuer’s quarterly report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 3 of 13

1.	NAMES OF REPORTING PERSONS Amerop Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Beneficial ownership attributable to Reporting Person’s interest in Series A of Winston White Select Asset Fund Series Fund MP-18, LLC.
(2)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 4 of 13

1.	NAMES OF REPORTING PERSONS Leonard P. Wessell III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.26% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Beneficial ownership attributable to Reporting Person’s interest in Series A of Winston White Select Asset Fund Series Fund MP-18, LLC.
(2)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 5 of 13

1.	NAMES OF REPORTING PERSONS White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 6 of 13

1.	NAMES OF REPORTING PERSONS Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 7 of 13

1.	NAMES OF REPORTING PERSONS Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 8 of 13

1.	NAMES OF REPORTING PERSONS Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

CUSIP No. 627335201	SCHEDULE 13D	Page 9 of 13

1.	NAMES OF REPORTING PERSONS Robert P. Mahoney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.80% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percent of class based on 34,348,891 shares of the Issuer’s Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2018, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2018, Amendment No. 2 thereto filed with the SEC on August 5, 2019, Amendment No. 3 thereto filed with the SEC on October 7, 2019, Amendment No. 4 thereto filed with the SEC on November 8, 2019, Amendment No. 5 thereto filed with the SEC on February 22, 2022 and Amendment No. 6 thereto filed with the SEC on April 1, 2022 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, par value $0.001 per share (“Common Stock”), of MusclePharm Corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms use by not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 5, 2022 (the “Execution Date”), White Winston Select Asset Funds, LLC (“White Winston”) and White Winston Select Asset Fund Series Fund MP-18, LLC (“Series Fund”), on the one hand, and the Issuer and Ryan Drexler, on the other, entered into a Settlement Agreement and Release (the “Settlement Agreement”) to resolve the claims that were, are, or could have been asserted in the actions captioned White Winston Select Asset Funds, LLC et al. v. MusclePharm Corporation, et al., Case No. 2284cv00293-BLS2 (Superior Court, Suffolk County, Commonwealth of Massachusetts), MusclePharm Corporation, et al. v. White Winston Select Asset Fund Series Fund MP-18, LLC et al., Case No. 1984cv00663-BLS2 (Superior Court, Suffolk County, Commonwealth of Massachusetts), White Winston Select Asset Fund Series Fund MP-18, LLC et al. v. MusclePharm Corporation, et al., Case No. 18-OC-00206 (First Judicial District Court in and for Carson City, Nevada), White Winston Select Asset Fund Series Fund MP-18, LLC, et al. v. MusclePharm Corporation, et al., Case No. 80196 (Nevada Supreme Court), MusclePharm Corporation, et al., v. The First Judicial District Court of the State of Nevada, et al., Case No. 79163 (Nevada Supreme Court), and White Winston Select Asset Fund Series Fund MP-18, LLC v. MusclePharm Corporation, Case No. 19STCV26426 (Superior Court of the State of California, County of Los Angeles, Central District) (such actions collectively, the “Actions”).

On December 13, 2022, Empery Tax Efficient, LP, on behalf of itself and as collateral agent to the holders of certain of the Issuer’s senior secured notes, filed a complaint in the Supreme Court of the State of New York seeking a temporary restraining order and preliminary injunction preventing performance of the Settlement Agreement, which temporary restraining order and preliminary injunction was subsequently granted. Accordingly, as of the date of this Amendment, the parties to the Settlement Agreement have not undertaken to perform their respective obligations thereunder.

Pursuant to the terms and conditions of the Settlement Agreement:

•

the Issuer has agreed to (i) pay to White Winston a total of $4,000,000 in cash (the “Cash Settlement Amount”), (ii) issue to White Winston a convertible bond in the amount of $4,630,261 (the “Convertible Bond”), (iii) issue to White Winston a warrant to purchase 16,666,666 shares of the Issuer’s Common Stock at a price of $0.18 per share (the “Warrant”) and (iv) issue to White Winston an additional warrant to purchase such number of shares of the Issuer’s Common Stock at a price of $0.18 per share as to equal 23.92% of all equity, options, warrants or other convertible or derivative equity securities that the Issuer has issued since March 15, 2020 and that remain outstanding as of the Execution Date, including the Warrant and the Convertible Bond;

•

the Issuer and Mr. Drexler will provide to White Winston a complete accounting of all debts owed to Mr. Drexler by the Issuer as of the Execution Date, which debts shall not be amended or increased without the written consent of White Winston after the Execution Date;

•

Mr. Drexler and White Winston will enter into an Intercreditor and Priority Agreement (the “Intercreditor Agreement”) governing their respective rights with respect to the Issuer’s obligation to pay the Cash Settlement Amount and to pay principal and interest under the Convertible Bond (collectively, the “White Winston Debt”);

•

the Issuer will make all commercially reasonable efforts to initiate, conduct and consummate a rights offering to give certain holders of the Issuer’s Common Stock (which shall not include ether of Mr. Drexler or White Winston) the right to purchase up to a maximum number of shares of the Issuer’s Common Stock equal to the Aggregate Indebtedness (as defined in the Settlement Agreement) divided by $0.40, the proceeds of which shall be applied to repay the Aggregate Indebtedness in the manner set forth in the Intercreditor Agreement;

•

the Issuer has agreed to institute a new leadership and corporate governance structure, under which (i) the Issuer’s board of directors (the “Board”) shall be expanded to seven members, (ii) White Winston shall have the right to designate two persons to the Board, (iii) Mr. Drexler shall have the right to designate two persons other than Mr. Drexler to be members of the Board, (iv) the remaining three members of the Board shall be independent directors mutually agreeable to the four directors selected by White Winston and Mr. Drexler, (v) the Board shall have two non-voting observers and (vi) White Winston and Mr. Drexler shall each have the right to appoint one such non-voting observer;

•

following the completion of the above-described restructuring of the Board and a commercially reasonable transition period determined by the Board, but in no event later than six months thereafter, Mr. Drexler shall resign as Chief Executive Officer of the Issuer, and shall not seek or accept another C-Suite, officer, or substantially equivalent position with the Issuer or its affiliates;

•

Mr. Drexler shall, and shall cause each of his affiliates to, grant a proxy to White Winston to vote all of his and their shares of the Issuer’s Common Stock in favor of the persons designated as members of the Board pursuant to the Settlement Agreement (as described above) at any annual stockholders’ meeting (or meeting by written consent in lieu of the stockholders’ meeting) or at any special stockholders’ meeting called for the purpose of electing directors for a period of the greater of (i) the period in which any of the White Winston Debt remains outstanding or (ii) five years from the dismissal of the Actions; and

•

the Issuer, Mr. Drexler and White Winston shall enter into an Investor Rights Agreement to establish, among other things, (i) that White Winston and Mr. Drexler shall have preemptive rights (50%-50% with right of oversubscription) with respect to the issuance of any future debt, equity, or other securities of the Issuer, which right shall be exercisable by either for 30 days following receipt of notice of any third-party debt or equity financing, (ii) terms for the lock-up of shares of the Issuer’s Common Stock, including shares of Common Stock issued pursuant to the exercise of the Warrant or conversion of the Convertible Bond, (iii) certain terms in favor of the Series Fund and Mr. Drexler, including rights of first refusal and tag-along rights with respect to shares of the Issuer’s Common Stock proposed to be transferred by the other parties to the Investor Rights Agreement, (iv) restrictions regarding so-called “related party transactions” among or between the Issuer and Mr. Drexler and (v) customary “drag along” rights in favor of White Winston and vis-à-vis Mr. Drexler and his affiliates in connection with any sale of the Issuer approved by White Winston and the Board.

The foregoing summary of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is filed as Exhibit 1 to this Amendment and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a) and 5(b):

(a)–(b) The Amerop Reporting Persons may be deemed to beneficially own, in the aggregate, 1,463,839 shares of the Issuer’s Common Stock, representing approximately 4.26% of the 34,348,891 shares of Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on May 16, 2022.

Each of the Amerop Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of 1,463,839 shares of the Issuer’s Common Stock, representing approximately 4.26% of the 34,348,891 shares of Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

The White Winston Reporting Persons may be deemed to beneficially own, in the aggregate, 3,021,529 shares of the Issuer’s Common Stock, representing approximately 8.80% of the 34,348,891 shares of Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

Each of the White Winston Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of 3,021,529 shares of the Issuer’s Common Stock, representing approximately 8.80% of the 34,348,891 shares of Common Stock issued and outstanding as of May 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 16, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Settlement Agreement and Release, dated as of December 5, 2022, by and between, on the one hand, White Winston Select Asset Funds, LLC and White Winston Select Asset Fund Series Fund MP-18, LLC, and, on the other, MusclePharm Corporation and Ryan Drexler.

2	Joint Filing Agreement by and among the Reporting Persons, dated as of August 2, 2019 (incorporated by reference to Exhibit A to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed with the SEC on August 5, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Name: Todd M. Enright
Title: Partner

AMEROP HOLDINGS, INC.

By:	/s/ Leonard P. Wessell III
Name: Leonard P. Wessell III
Title: President

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Name: Todd M. Enright
Title: Partner

/s/ Leonard P. Wessell III
Leonard P. Wessell III

/s/ Todd M. Enright
Todd M. Enright

/s/ Mark Blundell
Mark Blundell

/s/ Donald Feagan
Donald Feagan

/s/ Robert P. Mahoney
Robert P. Mahoney